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                              May 25, 2022

       Titan Lee
       Legal Director
       Gogoro Inc.
       11F, Building C,
       No. 225, Section 2, Chang   an E. Rd.
       SongShan District, Taipei City 105, Taiwan

                                                        Re: Gogoro Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed on May 2,
2022
                                                            File No. 333-264619

       Dear Mr. Lee:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed May 2, 2022

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
the Sponsor, private placement investors, PIPE investors, and other selling securityholders
acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the
                                                        Sponsor, private
placement investors, PIPE investors, and other selling securityholders may experience a
positive rate of return based on the current trading price, the public securityholders may not
experience a similar rate of return on the securities they
                                                        purchased due to
differences in the purchase prices and the current trading price. Please
 Titan Lee
FirstName
Gogoro Inc.LastNameTitan Lee
Comapany
May        NameGogoro Inc.
     25, 2022
May 25,
Page 2 2022 Page 2
FirstName LastName
         also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
2. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your ordinary shares, please add a capital resources section to your prospectus that addresses any
         changes in the company   s liquidity position since the business
combination. If the
         company is likely to have to seek additional capital, discuss the effect of this offering on
         the company   s ability to raise additional capital.
3. In the new capital resources section, discuss the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that the selling securityholders identified on page 17, beneficial owners of more than 60% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for
         use.
4. Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
Cover Page

5. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.
6. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price.
         As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
7. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative
 Titan Lee
Gogoro Inc.
May 25, 2022
Page 3
         impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 10

8. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price of your common stock is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bradley Ecker at (202) 551-4985 or Jay Ingram at (202) 551-3397 with any questions.



FirstName LastNameTitan Lee                                    Sincerely,
Comapany NameGogoro Inc.
                                                               Division of
Corporation Finance
May 25, 2022 Page 3                                            Office of
Manufacturing
FirstName LastName